SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of November 2005

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Q3 2005 Shareholders’ letter

President’s Letter

Marsulex produced results for the third quarter of 2005 that were ahead of the same period last year and in line with our expectations.  The highlight of the quarter was the completion of the purchase of Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal.  The other positive factor contributing to earnings this year compared to a year ago were the fees, which commenced in January 2005, from the Refinery Services Group’s Fort McMurray facility.

The Company reported a net loss of $0.9 million ($0.03 per share basic) for the three months ended September 30, 2005 compared to net earnings of $1.8 million in the same period in 2004 ($0.06 per share basic). Revenue for the three months was $43.4 million compared with $35.1 million for the same period last year, and gross profit was $15.7 million compared with $13.1 million in 2004.  The net loss for the quarter includes unusual losses of approximately $2.0 million.

Operations

Refinery Services Group produced gross profit of $9.0 million for the third quarter of 2005 compared with $6.3 million for the same period last year.  This increase primarily reflected the contribution this year from Fort McMurray, as well as the contribution of Stablex from August 16. The Group’s Toledo spent acid regeneration operations processed higher volumes of spent acid, however, higher energy costs largely offset the benefits of the higher volume. Our Regen customer contracts provide for cost pass throughs that generally enable the impact of these costs to be recovered in subsequent periods.

Western Markets Group reported gross profit of $5.6 million for the period compared with $5.8 million in the same period last year, while Power Generation Group reported gross profit of $1.1 million comparable to $1.0 million in 2004.

As I noted when we announced the acquisition, we believe Stablex is a great business; it establishes a broader business model for Marsulex that draws on our core strength of being good operators of small to medium size chemical plants; and it’s consistent with our strategy of being a leading provider of industrial services. The Stablex acquisition was funded primarily with debt.  On August 16, 2005 the Company entered into a credit arrangement with a syndicate of banks which provides for an $80 million Senior Secured Term Loan, of which $70 million was drawn to finance the acquisition of Stablex, and a $20 million Revolving Credit Facility, which remained undrawn at the end of the third quarter.

Outlook

The outlook for the remainder of the year remains consistent with the Company’s previous outlook, with the existing businesses remaining stable and the expected contribution from Stablex adding to the earnings growth being contributed by Fort McMurray.

Laurie Tugman

President and Chief Executive Officer

Management’s Discussion and Analysis

The following commentary provides additional analysis of Marsulex’s operations and financial position for the nine months ended September 30, 2005 and includes material information available to October 31, 2005.  It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes and with the audited consolidated financial statements and corresponding notes included in the annual report for the year ended December 31, 2004.

REVIEW OF THIRD QUARTER 2005

♦

Gross profit for the quarter was $15.7 million compared to $13.1 million in 2004, largely reflecting increased profits from Refinery Services with the Western Markets and Power Generation Groups’ gross profit being comparable to last year.

♦

The increase in Refinery Services Group gross profit largely reflected the contribution from Fort McMurray of $1.9 million and the contribution of Stablex from the date of acquisition of $2.1 million. Increased revenue from improved volumes in spent acid regeneration of $2.3 million was offset by the lag in the recovery of the higher energy costs that can generally be recovered through contractual cost pass through’s in the future. The negative impact of the stronger Canadian dollar during the quarter compared to last year was $0.4 million.

♦

The Company awarded a U.S. $1.3 million (C $1.5 million) cash settlement regarding the arbitration with Holcim Inc. with respect to the CP-Gyp facility in Dundee, Michigan. The award was not sufficient to cover the Company’s investment in the plant and the operations and resulted in an approximate $1.9 million non-cash unusual loss.

♦

A $0.9 million net loss was recorded for the three months ended September 30, 2005 compared to net earnings of $1.8 million for the same period in 2004. The net loss for the three months ended September 30, 2005 includes $2.0 million in unusual losses.

♦

On August 16, 2005 the acquisition of Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal, was completed for a purchase price of $71.2 million before acquisition costs of approximately $2.5 million.

♦

On August 16, 2005 the Company entered into a credit arrangement with a syndicate of banks which provides for a $80 million Senior Secured Term Loan, of which $70 million was drawn to finance the acquisition of Stablex, and a $20 million Revolving Credit Facility, which remained undrawn at the end of the third quarter. The facilities are secured by the assets of Marsulex and its subsidiaries and carry variable rates of interest.

ACQUISITION OF STABLEX

On August 16, 2005 the Company acquired all of the outstanding shares of Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal for a total purchase price of $73.7 million. This included acquisition costs of approximately $2.5 million. The Company financed the acquisition with amounts drawn from the new Senior Secured Term Facility.  The results of operations have been consolidated from the date of acquisition.

The acquisition which has been accounted for using the purchase method of accounting including acquisition costs, is based on the fair values of the assets and liabilities. The value assigned to the intangible assets includes the value for the technology and “know how”, the relationship with its customers, the operating certificates and permits, the trade name, and other intangibles. The intangible assets have useful lives ranging between 2 and 13 years. The preliminary purchase price allocation is as follows:

Cash	$ 1,878
Current assets	7,166
Property, plant and equipment	26,040
Placement cells	1,289
Intangibles	29,028
Goodwill	28,920
Current liabilities	(7,854)
Other long term liabilities	(525)
Future tax liabilities	(12,251)
Total Purchase Price	$ 73,691

The goodwill of $28.9 million, generated as a result of the acquisition, represents the excess of purchase price consideration over the estimated fair value of the net assets acquired.

LONG TERM DEBT

On August 16, 2005, Marsulex entered into a $100 million credit agreement with a syndicate of banks and recorded $2.6 million in deferred charges relating to the financing. The agreement provides for an $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility with the facilities carrying variable rates of interest, secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008. The agreement contains various financial and operational covenants, including the maintenance of financial leverage and interest coverage ratios.

Long-term debt outstanding is as follows:

	September 30,	December 31,
	2005	2004

Senior Secured Term Loan – maturing 2008
6.34%, U.S. LIBOR loan (U.S. $15,000,000)	$ 17,416	$ --
5.50%, Cdn. Bankers’ Acceptance loan	51,500	--
6.00%, Cdn. Prime rate loan	456	--

Long-term Loan
7.3%, maturing 2019	37,255	40,000

Senior Subordinated Notes:
9 5/8% U.S. $60,766,000, maturing 2008	70,552	73,138
Total debt	178,790	113,138

Less current portion	1,611	1,526
	$ 177,179	$ 111,612

Senior Secured Term Loan:

At the time of the acquisition $70 million of the Senior Secured Term Loan was drawn to fund the purchase of Stablex. The term loan can be drawn as LIBOR and Bankers’ Acceptance loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. Of the $70 million, $15 million has been denominated in U.S. dollars in order to offset the foreign exchange translation exposure on the Stablex U.S. dollar earnings.  During the quarter the U.S. dollar denominated loan was converted to a 1 month LIBOR loan plus 250 basis points and a substantial portion of the Canadian dollar denominated loan was converted to a 30 day Bankers’ Acceptance loan plus 250 basis points.  Approximately $0.5 million of the initial Canadian dollar denominated loan will continue to carry an interest rate of prime plus 150 basis points. The remaining $10 million of the credit facility remains undrawn and is available for general corporate purposes until August 31, 2006, after which the facility will be cancelled.

Interest is paid monthly with quarterly mandatory principal repayments of $6.7 million for the term loan beginning on September 30, 2007. The repayments are required until maturity and are paid as follows:

September 30, 2007	$ 6,670
December 31, 2007	6,670
March 31, 2008	6,670
June 15, 2008	49,990
$ 70,000

Revolving Credit Facility

A $20 million Revolving Credit Facility has been established for general corporate purposes and remained undrawn at the end of the quarter.

RESULTS OF OPERATIONS

Revenue

The Company provides industrial services, including the processing, removal, distribution, and sale of the by-products resulting from compliance services; the treatment and disposal of inorganic hazardous waste; and the sale of industrial chemicals.

The Refinery Services Group provides services to industrial customers for the regeneration of spent acid, the processing of acid gas, the conversion of molten sulphur into prilled sulphur, by-product processing and marketing, and the treatment and disposal of inorganic hazardous waste.  The volumes processed by the Group may be affected by the seasonal variation of its customers’ activities, generally peaking during the summer. For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refinery products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements.

The Western Markets Group earns revenue by providing sulphur-enhanced chemicals to the pulp and paper industry as well as water treatment chemicals used by municipalities throughout Alberta and Saskatchewan for water and sewage treatment. The Group’s product range includes sulphuric acid, liquid sulphur dioxide, aluminium sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, and hydrogen sulphide. Seasonal fluctuations in demand for the Group’s products may occur, for example, demand from the Group’s municipal customers to treat water peaks during the spring "run off" and summer seasons.

The Power Generation Group’s activities include the design and installation of pollution control equipment, engineering and project management services, and the licensing of technology.

Revenue was $43.4 million for the third quarter of 2005, compared to $35.1 million for the same period in 2004, an increase of $8.3 million or 23.6%. This increase is due largely to the fees earned from Refinery Services’ Fort McMurray facility and revenues contributed by Stablex. Revenue for the nine months ended September 30, 2005 was $118.9 million compared to $102.7 million for the same period in 2004, an increase of $16.2 million or 15.8%, and the result of increased revenues from all of the Company’s groups.

Refinery Services provides services to industrial customers in the United States and Canada, outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, the recovery of SO2 to ensure air quality compliance, and hazardous waste treatment and disposal.

Revenue for the Group was $26.5 million in the third quarter of 2005 compared to $18.8 million for the same period in 2004, an increase of 41.0%. The increase is the result of fees of $2.3 million earned from the Fort McMurray facility, revenue generated by Stablex since the date of acquisition of $4.5 million, as well as revenue from the increased volumes from the Toledo facility offset by a $1.4 million negative foreign exchange on the U.S. denominated revenues. For the nine months ended September 30, 2005, revenue was $67.6 million, up $11.7 million from the same period of 2004 and was largely the result of the fees earned from the Fort McMurray facility ($6.9 million) that started in January of 2005 as well as Stablex revenue included since the date of acquisition. The revenue from the increased volumes at the Toledo facility was largely offset by the impact of foreign exchange. The Company continues to maintain the Fort McMurray facility in readiness for commissioning and start-up when Syncrude’s overall Upgrader Expansion project is completed.

Western Markets produces and provides sulphur-enhanced chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for the Western Markets Group in the third quarter of 2005 was $14.4 million, up $0.2 million from revenue of $14.2 million for the same period in 2004. For the first nine months ended September 30, 2005, revenue for Western Markets was $43.3 million compared with $41.4 million for the same period of 2004 reflecting the unusually high demand for water treatment chemicals as a result of the heavy rains experienced in Alberta and Saskatchewan.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the fossil fuel based power generation industry.

Revenue for Power Generation Group was $2.4 million in the third quarter of 2005, up 14.3% from $2.1 million for the same period in 2004.  For the nine months ended September 30, 2005, revenue was $8.0 million compared to $5.7 million for the same period in 2004. The increase in each period largely reflects fees earned during the third quarter as well as the timing of activities relating to projects.

Gross Profit

For the three months ended September 30, 2005, gross profit was $15.7 million, or 36.3% of revenue, up from the gross profit for the same period in 2004 of $13.1 million or 37.3% of revenue. For the nine months ended September 30, 2005, gross profit was $43.8 million, or 36.8% of revenue, up $8.1 million from the same period of 2004. The increases largely reflect the fees earned from the Fort McMurray facility and the contribution of Stablex since the date of acquisition.

Refinery Services Group gross profit for the third quarter of 2005 was $9.0 million compared to $6.3 million for the same period in 2004, a 42.9% increase, largely the result of the contribution from Fort McMurray ($1.9 million) and Stablex ($2.1 million) being offset by the lag in the recovery of higher energy costs and the negative impact of foreign exchange. For the nine months ended September 30, 2005, gross profit was $23.7 million compared to $17.5 million for the same period in 2004 largely reflecting the $6.1 million and $2.1 million contributions from Fort McMurray and Stablex respectively as well as the increase in spent acid regenerated at the Toledo Facility resulting from higher demand during the period as well as lower volumes processed in 2004. These increases were offset by the lag in the recovery of the higher energy costs and the $0.9 million negative impact of foreign exchange.

For the three months ended September 30, 2005, Western Markets Group gross profit was $5.6 million compared to $5.8 million in the third quarter of 2004. For the nine months ended September 30, 2005, gross profit was $16.5 million compared to $15.5 million for the same period of 2004 largely reflecting higher demand for water treatment chemicals due to unusually high rainfall.

Gross profit for the Power Generation Group for the third quarter of 2005 was $1.1 million, which was comparable to the same period in 2004. For the first nine months ended September 30, 2005, gross profit was $3.5 million compared to $2.7 million for the same period of 2004, largely the result of the fees earned during the third quarter and the contribution from the projects in China.

Selling, General, Administrative and Other Costs (SGA)

In the third quarter of 2005, SGA costs were $5.8 million compared to $4.6 million for the same period in 2004, an increase of $1.2 million or 26.1%. For the first nine months of 2005, SGA costs were $14.6 million, up $0.9 million when compared to $13.7 million for the same period in 2004.  The increase in SGA costs was due primarily to the SGA associated with the Stablex acquisition ($0.9 million). Savings as a result of last year’s change in senior management were offset by the market related costs associated with the long-term incentive plan.

Foreign Exchange Gains and Losses

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Year-to-date average U.S. exchange rates	1.20077	1.31136	1.22264	1.33189
Closing U.S. exchange rates	1.16104	1.28819	1.16104	1.28819

The Company has U.S. based operations and reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in the following three areas:  (1) monetary assets and liabilities, primarily working capital, (2) revenues and expenses, and (3) self-sustaining operations including the Senior Subordinated Notes.

The gains or losses arising from the translation of monetary assets and liabilities denominated in U.S. dollars held in Canadian entities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, and the resulting holding gains or losses are recorded in the statement of operations.

The Company recorded a $0.2 million loss in the nine months ended September 30, 2005, with respect to U.S. denominated working capital items compared to a loss of approximately $0.1 million for the same period in 2004. In addition, the Company recorded a $0.6 million gain on the translation of the U.S. $15 million portion of the Senior Secured Term Loan arranged at the time of the Stablex acquisition and used to offset the foreign exchange fluctuations associated with the U.S. revenues generated by Stablex.

The Company’s U.S. denominated revenues and expenses of its U.S. operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year. With the addition of Stablex, whose U.S. denominated revenues represents less than half of its total revenues against a largely Canadian dollar cost base, the impact of exchange fluctuations on the Company’s earnings continues to be mitigated as a large portion of its U.S. revenues and expenses are denominated in U.S. dollars. The Company’s Senior Subordinated Notes and related interest expense are also denominated in U.S. dollars.  Along with the U.S. $15 million portion of the Senior Secured Term Loan, the resulting U.S. denominated interest expense reduces the effect of foreign exchange fluctuations from the U.S. dollar cash flow from operations and when combined with U.S. dollar depreciation and amortization expenses, it reduces the exposure to net earnings. The table illustrates the foreign exchange impact of a one-cent increase in the value of the Canadian dollar on the Company’s U.S. denominated operating results for the periods ended September 30, 2005:

	Three months ended	Nine months ended
(in thousand of dollars)	September 30, 2005	September 30, 2005

Gross profit	(76)	(194)
SGA costs	20	51
Earnings from operations before the under noted	(56)	(143)
Depreciation and amortization of deferred charges and intangible assets	63	130
Foreign exchange on Senior Secured Term Loan	222	222
Net interest expense	23	67
Earnings before income taxes [1]	252	276

1.

This excludes the foreign exchange impact on translation of U.S. denominated monetary assets and liabilities.

The Company has self-sustaining operations holding U.S. dollar assets and liabilities, and the U.S. dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of shareholders’ equity on the balance sheet.

Depreciation

Depreciation expense in the third quarter of 2005 was $5.5 million compared to $4.1 million for the same period in 2004, an increase of $1.4 million or 34.1%.  For the nine months in 2005, depreciation was $15.8 million, up $3.4 million over the same period in 2004. These increases are the result of the depreciation related to the Fort McMurray facility that started earning revenue in January of 2005 as well as depreciation, since August 16, 2005, related to the fair market value of the assets associated with the Stablex acquisition.

Amortization of deferred charges and intangible assets

The amortization expense for the third quarter of 2005 was $1.0 million compared to $0.2 million for the same period in 2004, an increase of $0.8 million. For the nine months in 2005, amortization was $1.3 million, up $0.8 million over the same period in 2004. These increases are the result of the amortization of the intangible items and deferred charges associated with the acquisition of Stablex and the related financing.

Interest Expense, net of interest income

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2005	2004	2005	2004

Interest expense	3,044	2,648	8,117	8,065
Interest capitalized	(530)	(1,099)	(925)	(3,258)
Interest income	(224)	(171)	(701)	(509)
Net interest expense	2,290	1,378	6,491	4,298

Net interest expense was $2.3 million for the third quarter of 2005, compared to net interest expense of $1.4 million for the same period of 2004, an increase of $0.9 million.  For the first nine months in 2005, net interest expense was $6.5 million compared to $4.3 million for the same period in 2004.  Interest expense for the three months and nine months ended September 30, 2005 was $3.0 million and $8.1 million, respectively, compared to $2.6 million and $8.1 million for the same periods in 2004. The increases were a result of interest paid in the quarter on the new Senior Secured Term Loan offset by the foreign exchange translation of the U.S. denominated interest expense. The decrease in capitalized interest relates to ceasing the capitalization of interest on the construction of the Fort McMurray facility when the facility began earning revenues earlier this year.  This is offset by capitalized interest relating to the expansion of the Montreal facility that commenced last year. The increase in interest income is due to the higher interest earned on the cash balances.

Income Taxes

Total income tax expense for the three months and nine months ended September 30 2005 was $0.6 million and $2.0 million, respectively, on a loss before income taxes of $0.4 million for the quarter and on earnings of $3.8 million for the nine months ended September 30, 2005. The overall effective rate for the nine months ended September 30, 2005 was 51.0%. Removing the effect of the unusual losses, the benefit of which have not been recognized, the overall effective rate remains constant throughout the first nine months of 2005 at approximately 33% compared to a statutory rate of 36.1%.  Cash taxes are expected to be under $1.5 million for the year.

Net earnings

The Company incurred a net loss for the third quarter of 2005 of $0.9 million compared to net earnings of $1.8 million for the same period of 2004.  Net earnings for the nine months ended September 30, 2005 were $1.9 million compared to net earnings of $3.0 million for the same period in 2004.  The improved operating results from the businesses and the non-cash foreign exchange gain recorded on the translation of the U.S. $15 million Senior Secured Term Loan was offset by the unusual losses, and the higher depreciation, amortization and interest costs relating to the acquisition of Stablex.

QUARTERLY OPERATING PERFORMANCE

Selected Quarterly Financial Information

					1st Quarter
	3rd Quarter		2nd Quarter				4th Quarter
(in thousand of dollars, except per share amounts)	2005	2004	2005	2004	2005	2004	2004	2003

Revenue	43,356	35,117	40,755	35,244	34,820	32,347	34,314	31,973
Gross profit	15,724	13,106	14,701	12,234	13,325	10,349	13,177	11,720
Selling, general, administrative, and other costs	5,777	4,608	4,663	4,519	4,198	4,600	9,615	5,046
Foreign exchange losses (gains) on monetary items	202	(182)	(10)	345	28	(77)	(147)	(140)
Unusual items	2,038	--	34	--	16	--	549	1,422
Depreciation, including losses on disposals	5,458	4,140	5,258	4,171	5,125	4,153	4,500	4,243
Amortization of deferred and intangible assets	953	176	175	180	173	177	173	178
Foreign exchange gain on Senior Secured Term Loan	(628)	--	--	--	--	--	--	--

Interest expense	3,044	2,648	2,542	2,722	2,531	2,695	2,504	2,634
Net earnings (loss)	(937)	1,798	1,701	1,191	1,084	32	1,879	(632)
Basic earnings (loss) per share	(0.03)	0.06	0.05	0.04	0.03	--	0.06	(0.02)

Cash generated from operations before non-cash working capital	7,457	6,312	7,376	5,646	6,705	4,323	3,360	5,465
Changes in non-cash operating working capital	7,349	1,668	2,147	(4,026)	(5,024)	113	7,783	(1,018)
Cash provided by operations	14,806	7,980	9,523	1,620	1,681	4,436	11,143	4,447

Total Assets	375,531	273,470	285,344	274,924	271,986	273,495	272,777	270,489

Review of Quarterly Trends

The Company’s revenues are generally stable period to period.  For the Refinery Services Group, volumes processed by its facilities are subject to the market demand for and seasonal variations of customers’ activities, which generally peak during the summer months.  For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refinery products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements. Western Markets Group volumes and revenues are generally stable year over year although some products may experience seasonal fluctuations.  For example, the water treatment needs of its municipal customers generally peak during the spring "run off" and summer seasons. The timing of revenues earned from the Power Generation Group’s projects and licensing activities results in variances in the Group’s quarterly results.

For the four quarters ended September 30, 2005 revenues averaged $38.3 million per quarter while for the four quarters ended September 30, 2004 revenues averaged $33.7 million per quarter.  For the four quarters ended September 30, 2005 gross profit averaged $14.2 million per quarter while for the four quarters ended September 30, 2004 gross profit averaged $11.9 million per quarter.  Revenues and gross profit for the four quarters ended September 30, 2005 are higher than the historical averages and are largely the result of the fees earned in 2005 from the Fort McMurray facility as well as revenues and gross profit contributed by Stablex since the acquisition in the Refinery Services Group and the 2005.

The SGA for the third quarter of 2005 includes SGA relating to Stablex since acquisition while the fourth quarter of 2004 included $4.3 million for the cost of the change in senior management.  When these two quarters are adjusted for these costs, SGA averaged $4.7 million over the last eight quarters with fluctuations between quarters reflecting the timing of certain costs.

The depreciation expense for 2005 reflects depreciation from the Fort McMurray facility that started earning revenue in January of 2005. The increase in depreciation expense from the second quarter to the third quarter of 2005 reflects depreciation associated with the fair market values of the assets acquired as part of the Stablex acquisition.

Cash generated by operations is impacted by the quarterly changes in non-cash working capital that typically reflect the impact of the seasonal fluctuations in revenues and the interest accrual associated with the Senior Subordinated Notes which is paid on June 30 and December 31 of each year. The first quarter 2005 increase in non-cash working capital was the result of payments relating to the costs associated with the change in senior management that were accrued in the fourth quarter of 2004. Cash generated by operations was $14.8 million in the third quarter of 2005 compared to $8.0 million for the same period in 2004.  For the first nine months ended September 30, 2005 cash generated by operations was 26.0 million compared to $14.0 million for the same period in 2004.  The increases for the year are largely the result of higher earnings.

SUPPLEMENTAL FINANCIAL INFORMATION

EBITDA is a supplemental, non-generally accepted accounting principle financial measure.  EBITDA is defined as earnings before interest, taxes, depreciation, and amortization or “EBITDA”.  It is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation.  EBITDA is also used by the Company as a basis to measure compliance with certain debt covenants.  EBITDA is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions.  Since EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) it should not be considered in isolation of, or as a substitute for net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance.  The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies.  In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company’s ability to fund its cash requirements.  The Company’s non-GAAP performance measure, EBITDA, has certain material limitations as follows:

♦

It does not include interest expense.  Because the Company has borrowed money to finance some of its operations, interest is a necessary part of the Company’s costs and ability to generate revenue.  Therefore, any measure that excludes interest has material limitations;

♦

It does not include depreciation and amortization expense.  Because the Company must utilize capital assets in order to generate revenues, depreciation and amortization expense is a necessary and ongoing part of the Company’s costs.  Therefore, any measure that excludes depreciation and amortization expense has material limitations;

♦

It does not include taxes.  Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations.

Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net earnings.  Because we use EBITDA to evaluate our financial performance, we reconcile it to net earnings which is the most comparable financial measure calculated and presented in accordance to GAAP.  The following is a reconciliation of EBITDA to net earnings:

Supplemental selected information:

For the three months ended September 30, 2005 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	7,536	5,150	(1,985)	(2,366)	8,335
Depreciation	4,692	591	125	50	5,458
Amortization of deferred charges and intangible assets	781	--	--	172	953
Interest expense	--	--	--	3,044	3,044
Interest capitalized	--	--	--	(530)	(530)
Interest income	--	--	--	(224)	(224)
Earnings (loss) before income taxes	2,062	4,559	(2,110)	(4,877)	(366)
Income taxes	--	--	--	(571)	(571)
Net loss	2,062	4,559	(2,110)	(5,448)	(937)

For the three months ending September 30, 2004 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	5,735	5,507	(128)	(2,532)	8,582
Depreciation	3,291	573	225	51	4,140
Amortization of deferred charges and intangible assets	--	--	--	176	176
Interest expense	--	--	--	2,648	2,648
Interest capitalized	--	--	--	(1,099)	(1,099)
Interest income	--	--	--	(171)	(171)
Earnings (loss) before income taxes	2,444	4,934	(353)	(4,137)	2,888
Income taxes	--	--	--	(1,090)	(1,090)
Net earnings	2,444	4,934	(353)	(5,227)	1,798

For the nine months ended September 30, 2005 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	21,291	15,125	(1,519)	(7,466)	27,431
Depreciation	13,425	1,766	495	155	15,841
Amortization of deferred charges and intangible assets	781	--	--	520	1,301
Interest expense	--	--	--	8,117	8,117
Interest capitalized	--	--	--	(925)	(925)
Interest income	--	--	--	(701)	(701)
Earnings (loss) before income taxes	7,085	13,359	(2,014)	(14,632)	3,798
Income taxes	--	--	--	(1,950)	(1,950)
Net earnings	7,085	13,359	(2,014)	(16,582)	1,848

For the nine months ending September 30, 2004 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	15,860	14,503	(593)	(8,049)	21,721
Depreciation	9,862	1,702	695	149	12,408
Amortization of deferred charges and intangible assets	--	--	--	543	543
Interest expense	--	--	--	8,065	8,065
Interest capitalized	--	--	--	(3,258)	(3,258)
Interest income	--	--	--	(509)	(509)
Earnings (loss) before income taxes	5,998	12,801	(1,288)	(13,039)	4,472
Income taxes	--	--	--	(1,451)	(1,451)
Net earnings	5,998	12,801	(1,288)	(14,490)	3,021

EBITDA for the third quarter of 2005 was $8.3 million compared to $8.6 million for the same period in 2004, a decrease of 3.5% or $0.3 million.  EBITDA as a percent of revenue was 19.2% compared to 24.7% for the same period in 2004.  This decline is the result of the $2.0 million loss incurred on the arbitration settlement that is recorded in Power Generation. The result of positive contributions from Refinery Services Group’s Fort McMurray facility and Stablex were offset by higher energy costs impacting spent acid regeneration and the impact of foreign exchange.  For the nine months ended September 30, 2005, EBITDA was $27.4 million compared to $21.8 million for the same period in 2004.  As a percentage of revenue, EBITDA was 23.1% for the first nine months in 2005 and 21.2% for the same period in 2004.  The improved results are due to the 2005 contribution from Refinery Services Group’s Fort McMurray facility and Stablex and the strong performance from Western Markets Groups. The positive performance in the Power Generation Group was offset by the impact of the settlement of the arbitration.

Corporate Support costs were $2.4 million in the third quarter of 2005 compared to $2.5 million for the same period of 2004.  For the nine months ended September 30, 2005, costs were $7.5 million compared to $8.0 million for the same period of 2004. Corporate costs reflect the savings as a result of last year’s change in senior management offset by the market related costs associated with the long-term incentive plan.

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2005	2004	2005	2004

Corporate costs	2,792	2,714	7,873	7,806
Loss on disposal	--	--	--	57
Foreign exchange losses (gains) on working capital items	202	(182)	221	86
Foreign exchange gain on the Senior Secured Term Loan	(628)	--	(628)	--
Corporate Support costs	2,366	2,532	7,466	8,049

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $375.5 million at September 30, 2005 compared to $272.8 million at December 31, 2004 with the increase primarily the result of the Stablex acquisition.

Accounts receivable increased by $4.5 million to $26.4 million from the December 31, 2004 balance of $21.9 million reflecting the receivables associated with the Stablex acquisition.

The net book value of property, plant, and equipment at September 30, 2005 increased to $197.7 million from the December 31, 2004 balance of $152.4 million with approximately $26.0 million of the increase relating to the fair market value of the assets relating to the Stablex acquisition.  The remaining increase is the result of capital additions during the first nine months of 2005 being offset by depreciation expense and the impact of foreign exchange on the U.S. dollar denominated assets, the effect of which is recorded in the FCTA account.

Deferred charges increased by $3.4 million to $4.4 million from the December 31, 2004 balance of $1.0 million.  The acquisition of Stablex contributed $3.9 million to the increase, while $2.6 million related to the deferred financing costs associated with the new credit agreement offset by amortization expense.

Intangible assets increased to $30.8 million from the December 31, 2004 balance of $2.6 million.  As part of the acquisition of Stablex the Company recognized intangible assets relating to the technology, customer relations, operating certificates and permits, the Stablex trade name and other intangible assets.  This increase was offset by the amortization on the Company’s intangibles.

Goodwill increased to $73.0 million from the December 31, 2004 balance of $45.5 million with approximately $28.9 million of the increase relating to the Stablex acquisition. The remaining goodwill was unchanged except for the impact of the stronger Canadian dollar on U.S. denominated goodwill,

Total current liabilities increased by approximately $13.9 million to $45.5 million from the December 31, 2004 balance of $31.6 million. The Stablex acquisition accounted for approximately $7.9 million of the increase with the remaining variance largely the result of accrued capital expenditures.

Total debt at the end of the third quarter of 2005 was $178.8 million up $65.7 million from the December 31, 2004 balance of $113.1 million.  Although the company increased its long-term debt by $70.0 million at the time of the Stablex acquisition, the stronger Canadian dollar had a favourable impact on the U.S. denominated Senior Subordinated Notes of approximately $2.6 million and $0.6 million on the U.S. portion of the new Senior Secure Term Loan.  Also the payments of principal on the First Treasury Long-term Loan commenced in January of this year and amount to $1.1 million as of September 30,2005.

The increase in deferred revenues is attributable to the project activities in the Power Generation Group.

Other liabilities increased by $1.5 million to $11.3 million from the December 31, 2004 balance of $9.8 million.  Approximately $0.5 million of the increase relates to the Stablex acquisition.  The rest of the increase reflects the recognition of the asset retirement obligation relating to the Fort McMurray facility that started earning revenue in January of 2005 and the impact of the stronger Canadian dollar versus its U.S. counterpart on U.S. denominated liabilities.

The increase in the future tax liability is largely the result of the fair market value increase relating to the Stablex acquisition not being deductible for tax purposes.

Financial Condition

	September 30	December 31
	2005	2004

Cash including cash held in trust (in millions of dollars)	$ 38.6	$ 44.8
Debt (in millions of dollars)	$178.8	$ 113.1
Net debt[1] (in millions of dollars)	$140.4	$ 68.3

Debt to Equity	1.7x	1.1x
Net debt to Gross Profit [2]	2.5x	1.4x
Net debt to Equity	1.3x	0.7x
Interest coverage (Gross Profit [2] to interest expense 2)	5.4x	4.6x

1.

Net debt is defined as total debt less cash and cash equivalents, including cash held in trust.

2.

Calculated for the latest four quarters.

Cash and cash equivalents at the end of September 2005 were $27.2 million compared to $30.9 million at the end of 2004, with excess cash invested in short-term, interest-bearing deposits. Cash held in trust was $11.2 million at the end of September 2005 compared to $13.9 million at the end of 2004 the decrease reflecting the capital spend on the Fort McMurray project.

The Company generates positive cash flows from operations used to meet its debt obligations. The positive cash flows together with the recently arranged credit agreement will be used to fund its current capital expenditures commitments and its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company seeks new outside financing to fund this growth strategy.

The financial leverage ratios are expected to increase in the short term until the earnings from the Company’s Montreal facility expansion commence.

On June 2, 2005, Moody’s Investors Services affirmed the credit rating of the Company of Ba3 Senior implied rating and B2 subordinated debt ratings with a stable ratings outlook.  This reflects the Company’s solid base of established long-term contracts and improved cash flows coupled with the Company’s leveraged position.  Standard & Poor’s credit rating of the Company is BB- and the rating on the Senior Subordinated Notes is B.

The Company has met all of its debt related covenants.

Working Capital

The Company’s working capital, excluding cash and cash equivalents and cash held in trust and the current portion of long-term debt, was negative $12.7 million at September 30, 2005 compared to negative $3.7 million at December 31, 2004 and is primarily the result of the increase in receivables and payables, and the timing of capital expenditures, interest expense payment, and income tax instalments. The positive cash flows generated by Company in conjunction with the undrawn portions of the Senior Secured Loan and Revolving Credit Facility provides the Company with sufficient working capital to meet its commitments. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt from 0.88:1 at the end of 2004 to 0.71:1 in the third quarter of 2005.

Share Capital Outstanding

	As at October 31, 2005	September 30, 2005	December 31, 2004

Number of common shares	32,407,731	32,407,731	31,696,398
Number of options	1,340,432	1,340,432	2,051,765

Closing share price	$7.98	$8.02	$7.00

In January of 2005, the Company issued 338,833 common shares for cash proceeds of $0.8 million and in August of 2005, the Company issued another 372,500 common shares for cash proceeds of $1.4 million upon the exercise of stock options.

Related Party Transactions

The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. Under the agreement the Company incurred fees of $0.1 million in the third quarter of 2005 and $0.3 million for the nine months ended September 30, 2005 compared to $0.1 million third quarter of 2004 and $0.4 million for the nine months September 30, 2004.

In addition, certain of the Company’s Directors hold senior positions with firms that provide services to the Company. During the third quarter of 2005, $1.9 million in fees were incurred compared to $1.1 million in the third quarter of 2004. For the nine months ended September 30, 2005 fees incurred were $3.9 million compared to $2.6 million for the same period in 2004.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

	Three months ended September 30		Nine months ended September 30
(in thousand of dollars)	2005	2004	2005	2004

Cash provided by operations before changes in working capital	7,457	6,293	21,539	16,227
Decrease (increase) in non-cash working capital	7,349	1,668	4,472	(2,246)
Cash provided by operations	14,806	7,961	26,011	13,981

During the third quarter of 2005, the Company generated $14.8 million in cash provided by operations compared to $8.0 million for the same period in 2004, a $6.8 million increase.  For the nine months ended September 30, 2005 cash generated by operations was $26.0 million compared to $14.0 million for the same period in 2004. The increases are the result of the increased operating earnings.

Cash and cash equivalents at the end of September 30, 2005 were $27.2 million, down $3.7 million from $30.9 million at December 31, 2004. Cash generated from operations, along with the cash received from the issuance of capital stock and the arbitration settlement, were utilized to fund the Montreal expansion project, the repayment of the Fort McMurray project financing, and a portion of the costs related to the Stablex transaction and financing.  The acquisition of Stablex was funded largely through the Senior Secured Term Loan.  As the capital spent on the Montreal expansion project increases, the cash balances are expected to decline.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(in thousand of dollars)	2005	2004	2005	2004

Expansion projects	10,881	770	32,907	3,173
Maintenance capital	1,479	1,333	3,584	4,057
Total capital expenditures	12,360	2,103	36,491	7,230

Capital expenditures including amounts accrued for capital costs not yet paid. For the third quarter of 2005 capital expenditures were $12.4 million compared to $2.1 million for the same period in 2004 and for the first nine months ended September 30, 2005, capital expenditures were $36.5 million compared to $7.2 million. The increases were largely due to spending related to the expansion of the Montreal Facility.

CONTRACTUAL COMMITMENTS

(thousand of dollars)	2005 [1]	2006	2007	2008	2009	2010	Thereafter	Total

9 5/8% Senior Subordinated Notes [2]	--	--	--	70,552	--	--	--	70,552
7.3% Long-Term Loan [3]	392	1,641	1,765	1,898	2,041	2,195	28,934	38,866
Senior Secured Term Loan [4]	--	--	13,340	56,032	--	--	--	69,372
Interest on loans [5]	3,459	13,764	13,539	7,358	2,354	2,195	10,623	53,292
Operating leases and other Commitments	1,138	3,863	2,706	1,874	641	20	246	10,488

1.

For the three months ended December 31, 2005.

2.

The Senior Subordinated Notes are denominated in U.S. dollars and converted at the September 30, 2005 closing rate of 1.610. The Notes mature at the end of June 2008 and are redeemable at the option of the Company at specified redemption premiums. Interest is paid on June 30 and December 31 of each year until maturity.

3.

On June 5, 2003, a wholly owned subsidiary of the Company entered into a Long-term Loan agreement to finance the Syncrude project and is secured by the subsidiary’s assets. The Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement at which time the general guarantee will be released and the loan will be secured by the subsidiary’s assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payments being made until scheduled repayments of principal which commenced in January 2005.

4.

On August 16, 2005, Marsulex entered into a $100 million credit agreement with a syndicate of banks. The agreement provides for an $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility with the facilities carrying variable rates of interest and is secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008. At September 30, 2005 the loans carried the following rates of interest:

U.S. LIBOR loan (U.S. $15,000,000 million) (3.84%) plus 250 basis points
Cdn. Bankers’ Acceptance loan – (3.00%) plus 250 basis points
Cdn. Prime rate loan – (4.50%) plus 150 basis points

5.

Interest on U.S. denominated loans is calculated using the September 30, 2005 closing rate of 1.1610.

LITIGATION

On August 15, 2005 the Company announced it commenced legal proceedings against Chemtrade Logistics Income Fund and Chemtrade Logistics Inc. (collectively, “Chemtrade”). On September 27, 2005 the Company announced it received a statement of defence and counterclaim from Chemtrade in respect of the action commenced by Marsulex.

CHANGES IN ACCOUNTING POLICIES FOR THE THIRD QUARTER 2005

There were no recently issued accounting pronouncements that impacted the Company’s financial statements.

OUTLOOK

The outlook for the remainder of the year remains consistent, with the existing businesses remaining stable and the expected contribution from Stablex adding to the earnings growth being contributed by Fort McMurray.

Forward-looking Statements

The foregoing may contain forward-looking statements.  These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.  Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.  Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.

Consolidated Balance Sheets

(in thousands of dollars)

	September 30, 2005 (unaudited)	December 31, 2004

Assets

Current assets:
Cash and cash equivalents	$ 27,200	$ 30,922
Cash held in trust	3,695	6,397
Accounts receivable	26,416	21,896
Due from Chemtrade Logistics	--	900
Inventories	2,794	2,186
Future tax asset	813	154
Prepaid expenses and other assets	1,210	1,235
	62,128	63,690

Long-term portion of cash held in trust	7,500	7,500
Property, plant and equipment	197,702	152,432
Deferred charges and other assets, net of accumulated amortization (note 4)	4,423	986
Intangible assets, net of accumulated amortization (note 5)	30,765	2,625
Goodwill	73,013	45,544
	$ 375,531	$ 272,777

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 16,049	$ 10,564
Accrued liabilities	23,076	19,281
Income taxes payable	2,665	60
Interest payable	2,124	122
Current portion of long-term liabilities (note 6)	1,611	1,526
	45,525	31,553

Long-term debt (note 6)	177,179	111,612
Deferred revenues	7,091	3,718
Other liabilities	11,261	9,838
Future tax liability	27,435	14,222

Shareholders’ equity:
Capital stock (note 8)	60,085	57,973
Retained earnings	45,038	43,190
Foreign currency translation adjustment	1,917	671
	107,040	101,834
	$ 375,531	$ 272,777

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(in thousands of dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenue	$ 43,356	$ 35,117	$ 118,931	$ 102,708
Cost of sales and services	27,632	22,011	75,181	67,018
Gross profit	15,724	13,106	43,750	35,690

Selling, general, administrative and other costs	5,777	4,608	14,638	13,728
Foreign exchange losses (gains) on monetary items	202	(182)	221	86
Unusual items (note 7)	2,038	98	2,088	98
Loss on disposal of property, plant and equipment	--	--	--	57
Depreciation	5,458	4,140	15,841	12,408
Amortization of deferred charges and intangible assets	953	176	1,301	543
Foreign exchange gain on long-term debt	(628)	--	(628)	--
Interest expense	3,044	2,648	8,117	8,065
Interest capitalized	(530)	(1,099)	(925)	(3,258)
Interest income	(224)	(171)	(701)	(509)
Earnings (loss) before income taxes	(366)	2,888	3,798	4,472

Income taxes:
Current	155	1,089	963	1,305
Future	416	1	987	146
	571	1,090	1,950	1,451
Net earnings (loss)	$ (937)	$ 1,798	$ 1,848	$ 3,021

Earnings (loss) per share:
Basic	$ (0.03)	$ 0.06	$ 0.06	$ 0.10
Diluted	$ (0.03)	$ 0.06	$ 0.06	$ 0.09

Consolidated Statements of Retained Earnings (unaudited)
(in thousands of dollars)
			Nine months ended September 30,
			2005	2004

Retained earnings, beginning of year:			$ 43,190	$ 38,290

Net earnings			1,848	3,021
Retained earnings, end of period			$ 45,038	$ 41,311

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(in thousands of dollars)

	Three months ended September 30,	Nine months ended September 30,
	2005	2004	2005	2004

Cash provided by (used in):
Operating activities:
Net earnings (loss)	$ (937)	$ 1,798	$ 1,848	$ 3,021
Items not affecting cash:
Depreciation	5,458	4,140	15,841	12,408
Loss on disposal of property, plant and equipment	--	--	--	57
Amortization of deferred charges and intangible assets	953	176	1,301	543
Exchange gain on long-term debt	(628)	--	(628)	--
Future income taxes	416	1	987	146
Unusual item (note 7)	1,913	--	1,913	--
Accretion of asset retirement obligations	31	19	111	55
Exchange loss on cash	251	178	166	52

Decrease (increase) in non-cash operating working capital	7,349	1,668	4,472	(2,246)
Cash provided by operating activities	14,806	7,980	26,011	14,036

Financing activities:
Repayment of long-term debt	(385)	--	(1,134)	--
Issuance of capital stock (note 8)	1,350	--	2,112	--
Increase in long term debt (note 4)	70,000	--	70,000	--
	70,965	--	70,978	--

Investing activities:
Proceeds on disposal of fixed assets	--	--	--	(26)
Arbitration settlement (note 7)	1,472	--	1,474	--
Additions to property, plant and equipment	(13,485)	(2,103)	(30,993)	(7,230)
Note from Chemtrade Logistics	--	--	900	900
Acquisition of Stablex, net of cash (note 3)	(71,814)	--	(71,814)	--
Increase in deferred financing costs	(2,555)	--	(2,555)	--
Decrease (increase) in other assets	408	--	(26)	86
Decrease (increase) in cash held in trust	(20)	663	2,702	3,421
	(85,994)	(1,440)	(100,312)	(2,849)

Foreign exchange gain on cash held in foreign currency	(594)	(423)	(399)	(210)
Increase (decrease) in cash and cash equivalents	(817)	6,117	(3,722)	10,977

Cash and cash equivalents – beginning of period	28,017	21,235	30,922	16,375
Cash and cash equivalents – end of period	$ 27,200	$ 27,352	$ 27,200	$ 27,352
Supplemental cash flow information:
Interest paid	$ 1,042	$ 730	$ 6,114	$ 6,217
Change in Capital expenditures accrual	(1,125)	--	5,498	--
Taxes paid	460	267	515	519

MARSULEX INC.

Notes to Consolidated Financial Statements

1.

Basis of presentation:

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited interim period consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2004 Annual Report.

2.

Changes to Significant Accounting policies as described in the 2004 Annual Report:

(a)

Property, plant and equipment:

Property, plant and equipment is stated at cost.  Depreciation is charged on a straight-line basis over the economic useful lives of the related assets or, where applicable, the lower of the economic useful lives of the related assets and the duration of the related customer contracts which range from two to 40 years.

Costs related to facilities and equipment under construction are not depreciated until the facilities and equipment are substantially completed and ready for commercial use.

The Company includes, as part of the cost of its plant and equipment, all interest costs incurred prior to the asset becoming available for operation.

(b)

Intangible assets

Intangibles include the estimated value at the date of acquisition of identifiable intangibles such as long-term customer relationships, technology, customer relations, certificates and permits, a trade name, and the cost of other intangible assets.  These assets are amortized a period of 18 months to 13 years.  The estimates of useful lives of intangible assets are reviewed annually.

(c)

Deferred charges

Deferred charges primarily include deferred financing costs, and placement cells.  Deferred financing costs represent expenses incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements.  Placement cells include the preparation costs consisting of direct excavation and embankment of each individual placement cell.  These costs are amortized based upon the volume of waste received for disposal, as it relates to the remaining capacity of the individual placement cell.

3.

Acquisition of Stablex:

On August 16, 2005 the Company acquired all of the outstanding shares of the holding company owning Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal.  The purchase price was $71.2 million before acquisition costs of approximately $2.5 million financed through amounts drawn on new credit facilities entered into by the Company (note 6).  The results of operations have been consolidated from the date of acquisition.

The acquisition has been accounted for using the purchase method of accounting and the preliminary purchase price allocation, including acquisition costs, are as follows:

Cash	$ 1,878
Current assets	7,166
Property, plant and equipment	26,040
Placement cells	1,289
Intangibles (note 5)	29,028
Goodwill	28,920
Current liabilities	(7,854)
Other long term liabilities	(525)
Future tax liabilities	(12,251)
Total Purchase Price	$ 73,691

The goodwill of $28.9 million, generated as a result of the acquisition, represents the excess of purchase price consideration over the estimated fair value of the net assets acquired.

4.

Deferred Charges:

			September 30, 2005
	Cost	Accumulated Amortization	Net Book Value

Deferred financing costs	$ 7,028	$ (3,929)	$ 3,099
Placement cells	1,330	(109)	1,221
Other	529	(426)	103
	$ 8,887	$ (4,464)	$ 4,423

December 31, 2004
	Cost	Accumulated Amortization	Net Book Value

Deferred financing costs	$ 4,589	$ (3,733)	$ 856
Other	535	(405)	130
	$ 5,124	$ (4,138)	$ 986

5.

Intangibles:

			September 30, 2005
	Cost	Accumulated amortization	Net Book Value

Technology	$ 4,600	$ (68)	$ 4,532
Customer relations	8,200	(113)	8,087
Certificates and permits	13,400	(259)	13,141
Trade name	1,100	(25)	1,075
Contractual customer relationships	3,501	(1,203)	2,298
Other intangible assets	1,728	(96)	1,632
	$ 32,529	$ (1,764)	$ 30,765

December 31, 2004
	Cost	Accumulated amortization	Net book value
Contractual customer relationships	$ 3,501	$ (876)	$ 2,625
	$ 3,501	$ (876)	$ 2,625

6.

Long-term debt:

Long-term debt outstanding is as follows:

	September 30,	December 31,
	2005	2004

Senior Secured Term Loan – maturing 2008 (note 6 (a))
6.34%, U.S. LIBOR loan (U.S. $15,000,000)	$ 17,416	$ --
5.50%, Cdn. Bankers’ Acceptance loan	51,500	--
6.00%, Cdn. Prime rate loan -	456	--

Long-term Loan
7.3%, maturing 2019	37,255	40,000

Senior Subordinated Notes:
9 5/8% U.S. $60,766,000, maturing 2008	70,552	73,138
Total debt	178,790	113,138

Less current portion	1,611	1,526
	$ 177,179	$ 111,612

On August 16, 2005, Marsulex entered into a $100 million credit agreement with a syndicate of banks and incurred $2.6 million in deferred financing charges. The agreement provides for an $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility with the facilities carrying variable rates of interest and is secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008.

(a)

Senior Secured Term Loan:

At the time of the acquisition $70 million of the Senior Secured Term Loan was drawn to fund the purchase of Stablex. The term loan can be drawn as LIBOR and Bankers’ Acceptance loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. Of the $70 million, $15 million has been denominated in U.S. dollars in order to offset the foreign exchange translation exposure on the Stablex U.S. dollar earnings.  During the quarter the U.S. dollar denominated loan was converted to a 1 month LIBOR loan plus 250 basis points and a substantial portion of the Canadian dollar denominated loan was converted to a 30 day Bankers’ Acceptance loan plus 250 basis points.  Approximately $0.5 million of the initial Canadian dollar denominated loan will continue to carry an interest rate of prime plus 150 basis points. The remaining $10 million of the credit facility remains undrawn and is available for general corporate purposes until August 31, 2006, after which the facility will be cancelled.

Interest is paid monthly with quarterly mandatory principal repayments of $6.7 million for the term loan begins on September 30, 2007 and are required until maturity as follows:

September 30, 2007	$ 6,670
December 31, 2007	6,670
March 31, 2008	6,670
June 15, 2008	49,990
$ 70,000

The portion of the Senior Secured Term Facility denominated in U.S. dollars has been translated to Canadian dollars at rates in effect at the balance sheet date.  A foreign exchange gain of $628,000 has been recorded during the quarter.

(b)

Revolving Credit Facility

A $20 million Revolving Credit Facility has been established for general corporate purposes.  The Facility remained undrawn at the end of the quarter.

7.

Unusual items:

Consolidated Statements of Operations

	September 30,	December 31,
	2005	2004

Loss on disposal of parts and service business and other assets	$ --	$ 155
Loss on arbitration settlement (note 7(a))	1,913	--
Other unusual items	175	502
Total unusual items	$ 2,088	$ 657

Consolidated Statements of Cash Flows

	September 30,	December 31,
	2005	2004

Loss on arbitration settlement (note 7(a))	$ 1,913	$ --
Other	--	422
Total non-cash unusual items	$ 1,913	$ 422

(a)

Arbitration settlement:

During the quarter the arbitration with Holcim Inc. was settled.  The Company was awarded U.S. $1.3 million (C$ 1.5 million) resulting in an unusual loss of $1.9 million.

8.

Capital stock:

During the first quarter of 2005, the Company issued 338,833 common shares for cash proceeds of $762,000 upon the exercise of stock options. In August of 2005, another 372,500 common shares were issued for cash proceeds of $1,350,250 upon the exercise of stock options.

9.

Stock-based compensation:

The Company’s results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during the year ended December 31, 2002:

(in thousand of dollars, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Net earnings as reported	$ (937)	$ 1,798	$ 1,848	$ 3,021
Adjustment for cost of stock options	--	18	12	54
Pro forma net earnings	$ (937)	$ 1,780	$ 1,836	$ 2,967

Pro forma basic earnings per share	$ (0.03)	$ 0.06	$ 0.06	$ 0.09
Pro forma diluted earnings per share	$ (0.03)	$ 0.06	$ 0.06	$ 0.09

The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

10.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three months ended September 30,				Nine months ended September 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousand of dollars)	2005	2004	2005	2004	2005	2004	2005	2004
Service cost	$ 166	$ 44	$ 5	$ (10)	$ 351	$ 250	$ 16	$ --
Interest cost	162	112	10	14	411	324	27	51
Expected return on plan assets	(150)	(160)	--	--	(342)	(333)	--	--
Amortization of transition obligations (assets)	(21)	(17)	1	7	(53)	(49)	5	23
Amortization of actuarial and investment (gain) loss	11	9	--	--	(28)	40	2	19
Post retirement benefits expense	$ 168	$ (12)	$ 16	$ 11	$ 339	$ 232	$ 50	$ 93

11.

Business segments:

The Company's activities are divided into four reportable segments.  The three operating segments are:  Refinery Services, Western Markets and Power Generation.  The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the operating segments.

Refinery Services provides services to industrial customers in the United States and Canada, outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, the recovery of SO2 to ensure air quality compliance, and hazardous waste treatment and disposal.

Western Markets provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC.

Notes to Consolidated Financial Statements

11.

Business segments (continued):

Schedule of business segments (unaudited)

For the three months ended September 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	$ 26,543	$ 18,822	$ 14,370	$ 14,223	$ 2,443	$ 2,072	$ --	$ --	$ 43,356	$ 35,117
Gross profit	$ 9,041	$ 6,302	$ 5,587	$ 5,820	$ 1,096	$ 984	$ --	$ --	$ 15,724	$ 13,106
Earnings (loss) before the under noted	$ 7,536	$ 5,735	$ 5,150	$ 5,507	$ (1,985)	$ (128)	$ (2,366)	$ (2532)	$ 8,335	$ 8,582
Depreciation, including loss on disposal	4,692	3,291	591	573	125	225	50	51	5,458	4,140
Amortization of deferred charges and intangible assets	781	--	--	--	--	--	172	176	953	176
Interest expense	--	--	--	--	--	--	3,044	2,648	3,044	2,,648
Interest capitalized	--	--	--	--	--	--	(530)	(1,099)	(530)	(1,099)
Interest income	--	--	--	--	--	--	(224)	(171)	(224)	(171)
Earnings (loss) before income taxes	$ 2,062	$ 2,444	$ 4,559	$ 4,934	$ (2,110)	$ (353)	$ (4,877)	$ (4,137)	$ (366)	$ 2,888
Capital expenditures	$ 13,314	$ 2,056	$ 163	$ 42	$ --	$ --	$ 8	$ 5	$ 13,485	$ 2,103
Addition to Goodwill	$ 28,920	--	--	--	--	--	--	--	$ 28,920	--

Schedule of business segments (unaudited)

For the nine months ended September 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	$ 67,637	$ 55,662	$ 43,252	$ 41,360	$ 8,042	$ 5,686	$ --	$ --	$ 118,931	$ 102,708
Gross profit	$ 23,712	$ 17,495	$ 16,521	$ 15,539	$ 3,519	$ 2,656	$ --	$ --	$ 43,752	$ 35,690
Earnings (loss) before the under noted	$ 21,291	$ 15,860	$ 15,125	$ 14,503	$ (1,519)	$ (593)	$ (7,466)	$ (7,894)	$ 27,431	$ 21,876
Depreciation, including loss on disposal	13,425	9,862	1,766	1,702	495	695	155	206	15,841	12,465
Amortization of deferred charges and intangible assets	781	--	--	--	--	--	520	543	1,301	543
Interest expense	--	--	--	--	--	--	8,117	8,065	8,117	8,065
Interest capitalized	--	--	--	--	--	--	(925)	(3,258)	(925)	(3,258)
Interest income	--	--	--	--	--	--	(701)	(509)	(701)	(509)
Earnings (loss) before income taxes	$ 7,085	$ 5,998	$ 13,359	$ 12,801	$ (2,014)	$ (1,288)	$ (14,632)	$ (13,039)	$ 3,798	$ 4,472
Capital expenditures	$ 30,659	$ 6,759	$ 271	$ 421	$ --	$ --	$ 63	$ 50	$ 30,993	$ 7,230

Total assets before goodwill and intangible assets[1]	$ 199,969	$ 140,512	$ 29,109	$ 31,549	2,055	$ 6,214	$ 40,620	$ 44,862	$ 271,753	$ 223,137
Goodwill and intangible assets, net of accumulated amortization [1]	93,485	39,524	4,468	4,468	5,825	6,341	--	--	103,778	50,333
Total assets[1]	$ 293,454	$ 180,036	$ 33,577	$ 36,017	$ 7,880	$ 12,555	$ 40,620	$ 44,862	$ 375,531	$ 273,470
Addition to Goodwill	$ 28,920	--	--	--	--	--	--	--	$ 28,920	--

1.

2004 assets are at December 31st.

Management Team

Laurie Tugman

President & Chief Executive Officer

Edward R. (Ted) Irwin

Chief Financial Officer

Robert  Cardell

Vice President & General Manager,

Power Generation Group

Doug Osborne

Vice President,

Western Markets Group

Brian Stasiewicz

Vice President,

Refinery Services Group

Lucio Milanovich

Director, Finance

Judith George

Corporate Secretary

Head Office

111 Gordon Baker Road

Suite 300

Toronto, Ontario

M2H 3R1

Tel:

(416) 496-9655

Fax:

(416) 496-4155

Stock Exchange Listing

The Toronto Stock Exchange

Stock symbol: MLX

Transfer Agent and Registrar

Computershare Investor Services

100 University Avenue

11th Floor

Toronto, Ontario

M5J 2Y1

Shareholder inquiry line:

1-800-663-9097

Investor Information

Shareholders or other interested parties seeking financial information about the company are invited to call:

Edward R. (Ted) Irwin

Chief Financial Officer

(416) 496-4164

Financial Calendar 2005

Fiscal year end:  December 31

Interim reports mailed:

May, August, November

Web Site

www.marsulex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

November 9, 2005	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance